(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	January 15, 2010

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity Devonshire Trust (the trust):

Fidelity Equity-Income Fund
Fidelity Large Cap Growth Fund
Fidelity Large Cap Value Fund
Fidelity Mid Cap Growth Fund
Fidelity Mid Cap Value Fund
Fidelity Series All-Sector Equity Fund
Fidelity Series Large Cap Value Fund
Fidelity Telecom and Utilities Fund (the funds)

File Nos. (002-24389) and (811-01352)
Post-Effective Amendment No. 129

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 129 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to the Powers of Attorney dated September 30, 2009 and August 1, 2008, is maintained at the offices of the trust.

This filing contains the Prospectuses and Statements of Additional Information for Fidelity Equity-Income Fund, Fidelity Large Cap Growth Fund, Fidelity Large Cap Value Fund, Fidelity Mid Cap Growth Fund, Fidelity Mid Cap Value Fund, Fidelity Series All-Sector Equity Fund, Fidelity Series Large Cap Value Fund, and Fidelity Telecom and Utilities Fund. The documents have been modified to reflect amendments made to Form N-1A under the Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies Final Rule. This is the first filing of these documents in the amended format. Due to the extent of the modifications made to the prospectuses, these documents have not been tagged to indicate changes made since the last definitive filing. Each fund's SAI has been tagged to indicate modifications made since the last definitive filing. The funds may be marketed through banks, savings and loan associations, or credit unions.

This filing also serves to update standard disclosure and implement editorial changes.

Pursuant to Rule 485(a), the trust elects an effective date of April 1, 2010. We request your comments by February 16, 2010.

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Catherine Conlin
Catherine Conlin
Legal Product Group